FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of August, 2004
Commission File Number: 000-33143

CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)

Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

CLAXSON INTERACTIVE GROUP INC.
Form 6-K

Item		Page

Item 1.	Press Release Announcing Claxson Interactive Group Inc.’s Fiscal 2004 Second Quarter Financial Results	3

Signatures		11

Item 1. Press Release Announcing Claxson Interactive Group Inc.’s Fiscal 2004 Second Quarter Financial Results

FOR IMMEDIATE RELEASE

CLAXSON REPORTS 2004 SECOND QUARTER FINANCIAL RESULTS

Company reports solid operating and net income growth
in second quarter

Buenos Aires, August 17, 2004 – Claxson Interactive Group Inc. (XSON.OB; “Claxson” or the “Company”), today announced financial results for the three and six-month periods ended June 30, 2004.

Financial Highlights

Second Quarter 2004

Net revenue for the second quarter of 2004 was $23.0 million, a 17% increase from net revenue of $19.7 million for the second quarter of 2003. Operating expense for the three months ended June 30, 2004 was $18.6 million, an 11% decrease from the $20.8 million for the second quarter of 2003. Operating income was $4.3 million for the three-month period ended June 30, 2004 compared to an operating loss of $1.0 million for the three-month period ended June 30, 2003. Foreign currency exchange loss for the three-month period ended June 30, 2004 was $1.5 million, a total $4.1 million negative effect compared to the $2.6 million gain in the same period of 2003. Net income for the three months ended June 30, 2004 was $2.3 million ($0.12 per common share), compared to $2.0 million ($0.11 per common share) for the same period in 2003.

During the second quarter of 2004, the average exchange rate of the Argentine and Chilean currencies compared to the U.S. dollar depreciated 3% and appreciated 14%, respectively, versus the same period in 2003.

First Six Months of 2004

Net revenue for the six-month period ended June 30, 2004 was $43.3 million, a 13% increase compared to $38.2 million for same period in 2003. Operating expense for the six-month period ended June 30, 2004 was $39.2 million compared to $39.4 million in the same period of 2003. Operating income was $4.1 million for the six-month period ended June 30, 2004 compared to an operating loss of $1.2 million for the same period in 2003. Foreign currency exchange loss for the six-month period ended June 30, 2004 was $0.8 million, a total $10.7 million negative effect compared to the $9.9 million gain in the same period of 2003. Net income for the six-month period ended June 30, 2004 was $2.5 million ($0.13 per common share), compared to $7.7 million ($0.41 per common share) for the same period in 2003.

During the six-month period ended June 30, 2004, the average exchange rate of the Argentine and Chilean currencies compared to the U.S. dollar appreciated 2% and 17%, respectively, versus the same period in 2003.

CLAXSON
CONSOLIDATED STATEMENTS OF OPERATIONS INFORMATION — BY SEGMENT
(In Thousands of U.S. dollars)

		Operating			Consolidated
		expenses			Operating
	Net	(before depr.	Depreciation	Total	Income
For the Three Months Ended June 30,	Revenues	and amort.)	& amortization	expenses	(loss)
2004
Pay TV	$12,344	$9,036	$795	$9,831	$2,513
Broadcast	10,593	7,283	658	7,941	2,652
Internet & Broadband	31	279	7	286	(255)
Corporate	—	578	—	578	(578)

Total	$22,968	$17,176	$1,460	$18,636	$4,332
2003
Pay TV	$11,803	$11,109	$984	$12,093	$(290)
Broadcast	7,887	6,149	500	6,649	1,238
Internet & Broadband	56	935	7	942	(886)
Corporate	—	1,072	—	1,072	(1,072)

Total	$19,746	$19,265	$1,491	$20,756	$(1,010)

		Operating			Consolidated
		expenses			Operating
	Net	(before depr.	Depreciation	Total	Income
For the Six Months Ended June 30,	Revenues	and amort.)	& amortization	expenses	(loss)
2004
Pay TV	$23,689	$18,939	$1,636	$20,575	$3,114
Broadcast	19,538	14,833	1,374	16,207	3,331
Internet & Broadband	57	540	7	547	(490)
Corporate	—	1,904	—	1,904	(1,904)

Total	$43,284	$36,216	$3,017	$39,233	$4,051
2003
Pay TV	$23,859	$20,609	$1,738	$22,347	$1,512
Broadcast	14,276	11,771	1,336	13,107	1,169
Internet & Broadband	84	1,423	7	1,430	(1,346)
Corporate	—	2,507	—	2,507	(2,507)

Total	$38,219	$36,310	$3,081	$39,391	$(1,172)

“We are very pleased with the overall results of the second quarter and first six months of 2004. We continue to see growth in our consolidated net revenues which resulted in significant improvements both in operating and net income, in spite of the foreign currency losses we experienced in 2004,” said Roberto Vivo, Chairman and CEO. “We’re especially pleased with the performance of the broadcasting and pay TV units, which translated into solid growth in their operating income.”

PAY TV

Net revenue for the second quarter of 2004 was $12.3 million, a 5% increase from net revenue of $11.8 million for the second quarter of 2003. The increase in net revenue is principally attributable to an increase in subscriber-based fees and advertising, partially offset by a $0.6 million decrease in production and other services as a result of the cancellation of the playout and other services provided to the Locomotion channel, previously an equity investment of Claxson. Net revenue for the six-month period ended June 30, 2004 was $23.7 million compared to $23.9 million for the same period of 2003. The decrease is explained by a decrease of $1.3 million in production and other services as a result of the cancellation of services provided to the Locomotion Channel and other third parties, partially offset by increased advertising and subscriber-based fee revenues.

Operating expense (excluding depreciation and amortization) for the second quarter of 2004 was $9.0 million compared to $11.1 million for the same period in 2003. The decrease is principally attributable to the goodwill impairment charge taken in 2003 of $2.5 million, and reduced marketing expenses, partially offset by higher programming expenditures. Operating expense for the six-month period ended June 30, 2004 was $18.9 million compared to $20.6 million for the same period of 2003. Excluding the goodwill impairment charge taken in 2003, operating expense increased $0.8 million as a result of higher programming expenditures.

Operating income for the second quarter of 2004 was $2.5 million compared to an operating loss of $0.3 million for the same period in 2003. Operating income for the six-month period ended June 30, 2004 was $3.1 million compared to $1.5 million for the same period of 2003.

As of June 30, 2004, the Company’s owned basic and premium channels reached 40.5 million aggregate subscribers, a 15% growth compared to its subscriber base as of June 30, 2003. FTV and Retro were the Company’s owned channels that reported the strongest growth.

BROADCAST

Net revenue for the second quarter of 2004 was $10.6 million, a 34% increase from net revenue of $7.9 million for the second quarter of 2003. The increase is primarily attributable to improved ratings of Chilevision that enabled the channel to increase its advertising revenue, as well as a 13% appreciation in the Chilean peso as compared to 2003. Net revenue for the six-month period ended June 30, 2004 was $19.5 million compared to $14.3 million for the same period of 2003. This increase is a result of the increased audience share of Chilevision as well as a 17% appreciation of the Chilean Peso as compared to same period in 2003.

Operating expense (excluding depreciation and amortization) for the second quarter of 2004 was $7.3 million compared to $6.1 million for the same period in 2003. The increase is due to the appreciation of the Chilean peso, as well as the increase in production costs as a result of the higher number of original production hours incurred by

Chilevision to achieve its ratings growth. Operating expense for the six-month period ended June 30, 2004 was $14.8 million compared to $11.8 million for the same period of 2003. As was the case in the second quarter, this increase is explained by the appreciation of the Chilean Peso and the increase in production expenditures at Chilevision.

Operating income for the second quarter of 2004 was $2.7 million compared to $1.2 million for the same period in 2003. Operating income for the six-month period ended June 30, 2004 was $3.3 million compared to $1.2 million for the same period of 2003.

During the second quarter of 2004, Chilevision reported an average audience share of 15.0%, compared to 12.1% for the same period in 2003. Chilevision’s average audience share for the six-month period ended June 30, 2004 was 15.4%, compared to 14.6% for the same period in 2003. Ibero American Radio Chile’s average audience share for the six-month period ended June 30, 2004 was 34.7%, compared to 35.7% for the same period in 2003.

BROADBAND & INTERNET

Net revenue for the second quarter of 2004 was $31.0 thousand compared to $56.0 thousand for the second quarter of 2003. Net revenue for the six-month period ended June 30, 2004 was $57 thousand compared to $84 thousand for the same period of 2003.

Operating expense (excluding depreciation and amortization) for the second quarter of 2004 was $0.3 million compared to $0.9 million for the same period in 2003. Operating expense for the six-month period ended June 30, 2004 was $0.5 million compared to $1.4 million for the same period of 2003.

Operating loss for the second quarter of 2004 was $0.3 million compared to a $0.9 million loss for the same period in 2003. Operating income for the six-month period ended June 30, 2004 was $0.5 million compared to $1.3 million for the same period of 2003.

Director Fees

In June of 2004, certain directors waived their unpaid director fees, and as a result, corporate expenses decreased by $0.6 million in the second quarter of 2004.

Statement of Cash Flows and Liquidity

As of June 30, 2004, Claxson had a balance of cash and cash equivalents of $7.2 million and $85.0 million in debt, which includes $18.5 million in future interest payments on the Company’s 8.75% Senior Notes due in 2010. For the six-month period ended June 30, 2004, Claxson operating activities generated cash flows of $3.5 million compared to $4.7 million for the same period of 2003. The difference is primarily due to the collection during the first quarter of 2003 of certain 2002 receivables. Cash generated from operating activities was primarily used for the repayment of debt, the payment of fees related to the Claxson formation transaction and for capital expenditures. Net cash used for debt repayment was $2.4 million as a result of the renegotiation of the Chilean syndicated financing and the use of the escrowed amounts. During the six-month period ended June 30, 2004, Claxson received $0.6 million as the last installment from the sale of its investment in the Locomotion Channel in 2002. For the six-month period ended June 30, 2004, Claxson had a net use of cash of $0.4 million.

On June 21, 2004, Claxson’s audit committee and its disinterested directors approved the issuance of convertible debentures in an amount up to $5 million. On July 8, 2004, the Company executed agreements with its Chairman and Chief Executive Officer, its Pay Television Chief Operating Officer and its Chief Financial Officer, for the purchase of $2.0 million of the debentures. These debentures may be converted to Class A common shares at a conversion price of $3.24 per share, mature on July 2006 and bear annual interest at 8.25%. Additionally, in the event the Company prepays the debentures, the investors have the right to receive warrants to purchase shares of the Company’s Class A common shares in an amount equal to the principal amount of the debenture. Although there is no formal commitment, the Company is in negotiations with the Cisneros Group for the sale of the remaining amount of the convertible debentures.

On June 25, 2004, Claxson’s Chilean subsidiary, Radio Chile, completed the restructuring of its syndicated credit facility. Under the new syndicated credit facility, Radio Chile received approximately $2.6 million in additional funds, after the deduction of expenses and underwriting fees. As part of the restructuring Radio Chile was able to extend the maturity of the facility an additional three years, improve the amortization schedule to bi-annual payments as compared to quarterly payments, release the Chilevision and escrow account guarantees, relax the covenant ratios and reduce the interest rate to the local prime lending rate plus 2.50%. The total principal amount of the new facility is approximately $14.7 million and matures in 2009.

About Claxson

Claxson (XSON.OB) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through its assets in pay television, broadcast television, radio and the Internet. Headquartered in Buenos Aires, Argentina, and Miami, Florida, Claxson has a presence in all key Ibero-American countries, including without limitation, Argentina, Mexico, Chile, Brazil, Spain, Portugal and the United States. Claxson’s principal shareholders are the Cisneros Group of Companies and funds affiliated with Hicks, Muse, Tate & Furst Inc.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s annual report on Form 20F filed with the U.S. Securities and Exchange Commission on July 15, 2004.

# # #

Contacts:

Press Alfredo Richard SVP, Communications Claxson 305-894-3588	Investors Jose Antonio Ituarte Chief Financial Officer Claxson 011-5411-4339-3700

— Financial Tables Attached —

CLAXSON

BALANCE SHEETS
(In Thousands of U.S. dollars)

	As of	As of
	June 30,	December 31,
	2004	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,236	$7,682
Restricted investments	—	213
Accounts receivable, net	26,255	25,249
Other current assets	6,625	7,409

Total current assets	40,116	40,553
RESTRICTED INVESTMENTS	—	750
PROPERTY AND EQUIPMENT, net	17,206	19,107
PROGRAMMING RIGHTS, net	5,117	4,804
INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES	1,047	1,061
INVESTMENTS IN EQUITY SECURITIES	94	54
GOODWILL	51,874	53,627
BROADCAST LICENSES	19,196	21,160
OTHER ASSETS	4,786	4,223

TOTAL ASSETS	$139,436	$145,339

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable, accrued and other liabilities	$29,633	$30,928
Current portion of programming rights obligations	8,919	10,082
Current portion of long-term debt	9,630	14,657

Total current liabilities	48,182	55,667
LONG-TERM LIABILITIES:
Long-term debt, net of current portion	75,378	73,616
Other long-term liabilities	4,576	4,935

Total long-term liabilities	79,954	78,551
MINORITY INTEREST	825	1,128
SHAREHOLDERS’ EQUITY	10,475	9,993

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$139,436	$145,339

CLAXSON
CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands of U.S. dollars, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2004	2003	2004	2003
NET REVENUES:
Subscriber-based fees	$9,928	$9,339	$19,439	$19,132
Advertising	12,074	8,886	21,990	15,912
Production services	717	615	1,328	1,527
Other	249	906	527	1,648

Total net revenues	22,968	19,746	43,284	38,219

OPERATING EXPENSES:
Product, content and technology	10,695	8,658	20,849	17,469
Marketing and sales	2,667	3,284	7,044	6,664
Corporate and administration	3,814	4,565	8,323	9,419
Depreciation and amortization	1,460	1,491	3,017	3,081
Impairment of goodwill	—	2,758	—	2,758

Total operating expenses	18,636	20,756	39,233	39,391

OPERATING INCOME (LOSS)	4,332	(1,010)	4,051	(1,172)
INTEREST EXPENSE	(541)	(596)	(999)	(1,254)
OTHER INCOME (EXPENSE), NET	(247)	904	(55)	845
FOREIGN CURRENCY EXCHANGE GAIN (LOSS)	(1,523)	2,624	(759)	9,932
NET GAIN FROM UNCONSOLIDATED AFFILIATES	678	83	875	105
PROVISION FOR INCOME TAXES	(392)	(73)	(652)	(834)
MINORITY INTEREST	(24)	43	3	84

NET INCOME	$2,283	$1,975	$2,464	$7,706

NET INCOME PER COMMON SHARE (Basic)	$0.12	$0.11	$0.13	$0.41

NET INCOME PER COMMON SHARE (Diluted)	$0.11	$0.10	$0.12	$0.40

NUMBER OF SHARES USED IN PER SHARE CALCULATIONS (Basic)	19,491	18,678	19,469	18,678

NUMBER OF SHARES USED IN PER SHARE CALCULATIONS (Diluted)	19,926	19,428	19,927	19,428

CLAXSON
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of U.S. dollars)

	Six Months Ended
	June 30,
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,464	$7,706
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Amortization of programming rights	2,501	2,035
Share-based compensation	33	26
Depreciation and amortization	3,017	3,081
Accrued and unpaid interest	380	182
Exchange rate (gain) loss	759	(9,932)
Impairment of goodwill	—	2,758
(Gain) from unconsolidated subsidiaries	(875)	(105)
Minority interest	(3)	(84)
Changes in operating assets and liabilities	(4,815)	(944)

Net cash provided by operating activities	3,461	4,723

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(942)	(1,380)
Payments for acquisition of minority interest	—	(2,416)
Transaction costs paid	(1,152)	(1,319)
Dividends distributions to minority owners of subsidiaries	(380)	—
Investment in unconsolidated subsidiaries	—	(110)
Dividends from unconsolidated subsidiaries	247	—
Proceeds on sale of investment in unconsolidated subsidiaries	625	362

Net cash (used in) provided by investing activities	(1,602)	(4,863)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net repayments of short/long-term debt	(3,351)	(3,782)
Restricted cash released in guaranty of Chilean syndicated loan	907	694
Proceeds from exercised stock options	52	—

Net cash used in financing activities	(2,392)	(3,088)

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH AND CASH EQUIVALENTS	87	(527)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(446)	(3,755)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	7,682	8,072

CASH AND CASH EQUIVALENTS, END OF PERIOD	$7,236	$4,317

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC.
(Registrant)

Date: August 18, 2004	By:	/s/ Roberto Vivo-Chaneton
		Name:	Roberto Vivo-Chaneton
		Title:	Chief Executive Officer